F O R M    4

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.	Name and Address of Reporting Person*

		Astoria Capital Partners, L.P.
		6600 SW 92nd Avenue, Ste. 370
		Portland, Oregon  97223

2.	Issuer Name and Ticker or Trading Symbol

		Raining Data Corporation (f/k/a Omnis Technology Corp.)

3.	IRS Identification Number of Reporting Person, if an Entity
(Voluntary)

		94-3160631

4.	Statement for Month/Year

		December 2000

5.	If Amendment, Date of Original (Month/Year)



6.	Relationship of Reporting Person to Issuer
	(Check all applicable)

	[]	Director					[X]	10% Owner
	[]	Officer (give title below)	[]	Other (specify below)


7.	Individual or Joint/Group Filing
	(Check applicable line)

	[X]	Form filed by one Reporting Person
	[]	Form filed by more than one Reporting Person

*If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


	Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

		Common Stock, $.10 par value

2.	Transaction Date (Month/Day/Year)

	12/4/00, 12/14/00, 12/14/00, 12/15/00, 12/18/00, 12/19/00
	2/19/00, 12/20/00, 12/20/00, 12/21/00, 12/21/00, 12/22/00
	2/22/00, 12/26/00, 12/26/00, 12/27/00, 12/27/00, 12/28/00
	2/28/00, 12/28/00, 12/29/00, 12/29/00, 12/29/00

3.	Transaction Code (Instr. 8)

		Code		P
		V

4.	Securities Acquired (A) or Disposed of (D)
	(Instr. 3, 4 and 5)

		Amount	1,975,245 shares
		(A) or (D)A
		Price	$4.125/share

		Amount	1,000 shares
		(A) or (D)A
		Price	$3.385/share

		Amount	2,500 shares
		(A) or (D)A
		Price	$3.579/share

		Amount	4,200 shares
		(A) or (D)A
		Price	$5.07828/share

		Amount	16,400 shares
		(A) or (D)A
		Price	$5.77991/share

		Amount	7,000 shares
		(A) or (D)A
		Price	$7.16143/share

		Amount	9,500 shares
		(A) or (D)A
		Price	$6.81741/share

		Amount	6,000 shares
		(A) or (D)A
		Price	$6.74127/share

		Amount	4,000 shares
		(A) or (D)A
		Price	$6.94/share

		Amount	6,500 shares
		(A) or (D)A
		Price	$7.37654/share

		Amount	7,000 shares
		(A) or (D)A
		Price	$7.21893/share

		Amount	19,000 shares
		(A) or (D)A
		Price	$7.58773/share

		Amount	20,000 shares
		(A) or (D)A
		Price	$8.0005/share

		Amount	23,100 shares
		(A) or (D)A
		Price	$10.3659/share

		Amount	20,000 shares
		(A) or (D)A
		Price	$10.688/share

		Amount	9,500 shares
		(A) or (D)A
		Price	$9.44185/share

		Amount	8,000 shares
		(A) or (D)A
		Price	$9.63875/share

		Amount	23,200 shares
		(A) or (D)A
		Price	$11.2447/share

		Amount	17,500 shares
		(A) or (D)A
		Price	$11.7181/share

		Amount	37,500 shares
		(A) or (D)A
		Price	$10.7057/share

		Amount	39,000 shares
		(A) or (D)A
		Price	$13.2407/share

		Amount	62,000 shares
		(A) or (D)A
		Price	$12.9502/share

		Amount	28,200 shares
		(A) or (D)A
		Price	$12.9359/share

5.	Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

		-7,678,478- (1)

6.	Ownership Form:  Direct (D) or Indirect (I)
	(Instr. 4)

		D

7.	Nature of Indirect Beneficial Ownership
	(Instr. 4)




	Table II -- Derivative Securities Acquired,
	Disposed of, or Beneficially Owned
	(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

	(i)	Common Stock Purchase Warrant

	(ii)	Common Stock Purchase Warrant

	(iii)	Series A Convertible Preferred Stock par value $1.00

2.	Conversion or Exercise Price of Derivative Security

	(i)   $2.46

	(ii)  $7.00

	(iii) N/A

3.	Transaction Date (Month/Day/Year)

	N/A

4.	Transaction Code (Instr. 8)

		Code		N/A
		V

5.	Number of Derivative Securities Acquired (A) or
	Disposed of (D)
	(Instr. 3, 4 and 5)

		(A)	0
		(D)	0

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	(i)	Date Exercisable	12/01/00
		Expiration Date	03/16/05

	(ii)	Date Exercisable	11/30/00
		Expiration Date	11/30/05

	(iii)	Date Exercisable	At discretion of holder
		Expiration Date	None

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	(i)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	1,086,496 (2)

	(ii)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	500,000

	(iii)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	500,100

8.	Price of Derivative Security (Instr. 5)

	N/A

9.	Number of Derivative Securities Beneficially Owned at
	End of Month (Instr. 4)

	(i)	1,086,496 (2)

	(ii)	500,000

	(iii)300,000

10.	Ownership Form of Derivative Security:  Direct (D) or
	Indirect (I) (Instr. 4)

		D

11.	Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

((1) Up to 70,391 additional shares of Raining Data common stock may be received pursuant to the terms of the Merger of PickAx
Inc. into Raining Data Corp if certain performance targets relating to Raining Data's business are achieved.

(2) The common stock purchase warrant may be exercisable for up to 120,722 additional shares of Raining Data common stock pursuant to the terms of the Merger if certain performance targets relating to Raining Data's business are achieved.







				ASTORIA CAPITAL PARTNERS, L.P.



				/s/ Richard W. Koe        	1/9/01
				Richard W. Koe 	Date
				General Partner of
				Astoria Capital Partners, L.P.

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.